FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SUEZ

Press release -

Paris, June 13, 2002

SUEZ is creating* Environment division combining Ondeo and SITA
This division will have a turnover of 15 billion EUR and 120,000 employees

SUEZ is announcing the gathering of all its waste services and water activities within a single division. This division employs some 120,000 persons, represents revenues of 15 billion EUR, and is the international leader for environment activities.

This **strategic decision** follows last December's announcement of the establishment of an Energy division. It will enable the Group to improve its efficiency and competitive position in markets that are undergoing major transformation and offering significant growth prospects.

The organization of the Environment division will be wholly customer-oriented through two subdivisions:

- **Municipal and Local** : based in Paris, this will correspond to the traditional activities of Ondeo and SITA, which today represent a customer base of some 120 million persons for water services, 74 million for waste services and hundreds of thousands of commercial and local industries. It focuses on Europe and the major markets abroad, a rapidly growing territory comprising North America, Central Europe, Southeast Asia, Latin America and Africa-Middle East.

- **Industrial**: based in Napperville, Chicago, this business comprises mainly the activities run by Nalco, OIS and Teris LLC. This subdivision will have a portfolio of 60,000 customers for water treatment and environmental services outsourcing. It is organized according to major industry sectors such as pulp and paper, oil and chemicals, etc.

SUEZ's Environment division will be headed by **Jacques Pétry**, Chairman and CEO of Ondeo and Senior Executive Vice President of SUEZ. **Jérôme Tolot**, Chairman and CEO of SITA and Executive Vice President of SUEZ, will be in charge of municipal and local customers. **Christian Maurin,** Chairman and CEO of Ondeo Nalco, will be responsible for industrial customers.

China, a market built on a continental scale and now experiencing exponential growth, is becoming particularly important to the Group. A specific department dedicated to this country will be created at the SUEZ level for the Energy and Environment divisions. It will be headed by **Yves-Thibault de Silguy**, Senior Executive Vice President of SUEZ.

With this streamlined structure, **SUEZ Industrial Solutions**' business activities will be reinforced towards large industrial customers, as well as for multi-service offerings. SUEZ Industrial Solutions is a common unit to the energy and environment division.

**This project is subject to consultation with employees and employee representatives.*

Ever since its creation, in 1997, SUEZ's strategy has been centered on its global businesses in which the Group has leading positions, delivering the essentials of life.

This strategy takes into account the perpetually changing character of customer needs and of the markets themselves (in terms of deregulation, outsourcing, environmental constraints, etc.). It is based on:

- **A community of professionals** who share the same values.
- **Sustained international development:** In the last five years international revenues grew four-fold in energy, seven-fold in water and eight-fold in waste services. Decisive transactions have been successfully effected (BFI, Calgon, Nalco, Epon, Cabot, Sulzer Infra and GTI, Teris) while leading and strategically important contracts have been won—among the most recent examples are the contracts for Porto Rico, Shanghai Chemical Industrial Park and Aventis Pharma.
- **The specific nature of the industrial customers** (50% of the Group's revenues), which requires the formation of a homogeneous supply of energy and environmental services.
- **A relentless quest for profitability.**

Gérard Mestrallet, SUEZ's Chairman and CEO, said:

"SUEZ is strengthening its original model by organizing itself around two well-balanced activities: energy (generating 60% of its revenues, 40 % of the Group's employees) and environment services (40% of revenues, 60 % of the Group's employees) directed by the two leading professionals in their fields: Jean-Pierre Hansen and Jacques Pétry, both members of SUEZ's Management Committee.

This is a new and decisive step that will enable our teams to win a growing share of leading international markets. By basing ourselves on an organization that anticipates tomorrow's leading trends, we will be in a position to keep our lead in each of our business activities. The simple and operational Group structure will allow the reinforcement of common actions between the two divisions".

SUEZ is one of the world's premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services and in waste services outside the US, among the world's leading energy groups, and n°1 in energy services in Europe. In 2001, it generated revenues of EUR 42.4 billion, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

SUEZ is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: MSCI Europe (Morgan Stanley Index), FTSE Eurotop 100, Eurostoxx 50 and the CAC 40.
According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), SUEZ is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

Press contact:
Anne Liontas : (331).4006.6654
Catherine Guillon : (331).4006.6715

Analysts contact:
Frédéric Michelland (331).4006.6635
Arnaud Erbin : (331)..4006.6489

For Belgium:
Guy Dellicour: (32) 2507-0277

This press release is also available on the internet site at: www.suez.com



33 1 40 06 67 00

SUEZ, deux divisions organisées de façon cohérente

Pôle Energie

Électricité et Gaz en Europe

- •1er IPP européen en Europe Continentale
- •Une capacité de 25 500MW en Europe
- •Opérateur du principal terminal gazier européen
- •Vente et négoce d'électricité, de gaz naturel et services énergétiques associés

Électricité et Gaz International (EGI)

- •Présence sur ses marchés clés (4 régions)
- •Une capacité de 24 00 MW hors d'Europe
- •Un leader du GNL aux USA

[redacted]

- •1er fournisseur de services énergétiques et industriels en Europe
- •Installations industrielles et maintenance
- •Services liés à l'Énergie
- •Engineering

[redacted]

Eau et Déchets en Europe

- •N°1 dans le Déchet en Europe Continentale
- •N°1 dans l'Eau en Europe
- •N°1 dans les boues

Eau et Déchets International

- •N°1 en Asie et en Amérique Latine dans le Déchet
- •N°1 des services liés à l'Eau à l'international
- •N°1 sur marchés ingénierie et construction Eau
- •N°1 dans l'Eau aux États-Unis

Services Industriels

- •N°1 mondial dans le traitement de l'eau et le conditionnement
- •Positions et ambitions fortes dans le déchet toxique en France/Europe et aux États-Unis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : June 17, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.